SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2025
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

# 1Q25 EARNINGS RELEASE

**May 8, 2025**

CSN

Companhia Siderúrgica Nacional

1Q25 RESULTS

São Paulo, May 8, 2025 - Companhia Siderúrgica Nacional ("CSN") (B3: CSNA3) (NYSE: SID) announces its results for the first quarter of 2025 (1Q25) in Brazilian Reais, with its financial statements being consolidated in accordance with the accounting practices adopted in Brazil issued by the Brazilian Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with the International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board ("IASB").

The comments address the consolidated results of the Company in the first quarter of 2025 (1Q25) and the comparisons are relative to the fourth quarter of 2024 (4Q24) and the first quarter of 2024 (1Q24). The exchange rate was R$ 5.00 on 03/31/2024; R$ 6.19 on 12/31/2024 and R$ 5.74 on 03/31/2025.

1Q25 Operational and Financial Highlights

For more information, visit our website: https://ri.csn.com.br/	2

1Q25 RESULTS

Consolidated Table - Highlights

¹ Adjusted EBITDA is calculated from net income (loss) plus depreciation and amortization, income taxes, net financial income, income from investments, income from other operating income/expenses and includes the proportional 37.49% share of EBITDA of the jointly owned subsidiary MRS Logística.

² The Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Management Net Revenue.

³ Adjusted Net Debt and Adjusted Cash/Availabilities consider 37.49% of MRS, in addition to not considering Forfaiting and Drawn Risk operations.

Consolidated Results

•	In 1Q25, Net Revenue totaled R$ 10,908 million, representing a decrease of 9.3% compared to the previous quarter, basically reflecting seasonality with the lower commercial activity characteristic of the period, in addition to the higher incidence of rain in mining. However, when compared to the same period in 2024, net revenue was 12.3% higher, highlighting the increase in volumes and prices in the main operating segments.

•	Cost of Goods Sold (COGS) totaled R$ 8,375 million in 1Q25, a slight increase of 1.6% compared to the previous quarter, despite lower sales during the period, mainly due to the impact of the exchange rate on the result. Compared to 1Q24, the 11.3% increase was due to higher sales volumes in the steel, mining and cement segments.

•	In turn, Gross Profit amounted to R$ 2,532 million, a decrease of 33.1% compared to the previous quarter, with a gross margin of 23.2%, representing a quarterly decrease of 8.2 p.p. This lower profitability is directly related to the seasonality of the business, as the gross margin improved by 0.6 p.p. compared to the same period of the previous year.

•	Selling, general and administrative expenses reached R$ 1,278 million in 1Q25 and were 20.5% lower than those recorded in the previous quarter. When compared to 1Q24, the decrease was 9.1% despite the higher volume sold in the period, which demonstrates the efforts made towards greater cost control.

•	In 1Q25, the group of Other Revenues and Operating Expenses recorded a negative balance of R$ 445 million in 1Q25, a decrease of R$ 571 million compared to the previous quarter. This was mainly due to the exceptional effects that impacted 4Q24, in addition to the positive balance from iron ore hedging operations, which generated a gain of R$ 41 million during the period.

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1Q25 RESULTS

•	In turn, the Financial Result was negative at R$ 1,850 million in 1Q25, which represents an increase of 46.6% in relation to the previous quarter and reflects the increase in financial expenses due to the negative impact of exchange rate variation on investments abroad.

•	The Equity Result decreased by 41.2% to R$ 78 million at the beginning of the year, due to the natural seasonality of the business, with reduced cargo handling at MRS.

•	In the first quarter of the year, CSN reported a Net Loss of R$ 732 million, a decrease of 52.3% compared to the previous quarter. This performance reflects the typical operational downturn for the period, as well as the negative impact of exchange rate appreciation on financial expenses.

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1Q25 RESULTS

Adjusted EBITDA

*The Company discloses its adjusted EBITDA excluding the participation in investments and other operating income (expenses) as it believes that they should not be considered in the calculation of recurring operating cash generation.

•	Adjusted EBITDA amounted to R$ 2,509 million in the first quarter of 2025, with an adjusted EBITDA margin of 22.1%, down 4.7 p.p. from the previous quarter. This lower profitability reflects the seasonality of the business, due to weaker commercial activity and higher rainfall during the period. Nevertheless, compared to 1Q24, adjusted EBITDA increased by 27.6%, highlighting not only the consistent operational improvement with volume growth across all segments, but also the benefit of higher prices and enhanced cost control. In this sense, it is important to note that this improvement trend has been continuously observed in recent quarters, paving the way for the delivery of a stronger result throughout this year.

Adjusted EBITDA (R$ million) and Adjusted EBITDA Margin (%)

¹ The Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by Adjusted Net Revenue, which takes into account CSN Mineração's 100% stake in consolidation and 37.49% in MRS.

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1Q25 RESULTS

Adjusted Cash Flow

In 1Q25, Adjusted Cash Flow was negative at R$ 173 million, a significant improvement compared to the negative R$ 1.7 billion recorded in the previous quarter, despite the lower EBITDA in the period. This result reflects a solid operating performance, supported by lower capital expenditures and a recovery in working capital. Despite this, adjusted cash flow remains under pressure from high financial expenses, which temporarily inhibit positive cash generation.

1Q25 Adjusted Cash Flow¹ (R$ million)

¹ The concept of adjusted cash flow is calculated from Adjusted EBITDA, subtracting EBITDA of Jointly Controlled Companies, CAPEX, Income Tax, Financial Result and changes in Assets and Liabilities², excluding the effect of the Glencore advance.

² Adjusted Working Capital is made up of the variation in Net Working Capital, plus the variation in long-term asset and liability accounts and disregarding the net variation in Income Tax and Social Security.

Indebtedness

At March 31, 2025, consolidated net debt amounted to R$ 35,830 million, with a net debt/EBITDA (LTM) leverage ratio of 3.33x, a reduction of 16 basis points compared to the previous quarter. This reduction reflects the operational progress the company has made in recent quarters, successfully replacing weaker Adjusted EBITDA, such as those at the beginning of 2024 by combining higher volumes, rigorous cost control and greater efficiency. In addition, significant efforts were made to reduce Gross Debt by R$ 3.6 billion during the period. These ongoing efforts are essential to achieving the Company's year-end leverage guidance and reinforce CSN's commitment to deleveraging, even in times of heightened uncertainty and low predictability.

Additionally, the Company continues to advance in capital recycling projects within the group as an alternative way to inject liquidity and reinforce cash. In this sense, CSN was able to structure a project finance at the beginning of the year in its wholly owned energy subsidiary, CEEE-G, whose non-recourse model limits exposure to financial risks and allows the removal of this debt in leverage calculations. As a result, when this effect is deconsolidated, the net debt ratio falls even further, reaching 3.27x. Finally, CSN maintained its strategy of maintaining a solid cash position, which amounted to R$ 21.2 billion at the end of the quarter.

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1Q25 RESULTS

Indebtedness (R$ Billion) and Net Debt / Adjusted EBITDA¹ (x)	Net Debt Build-Up (R$ Billion)

¹Net Debt / EBITDA: Debt is calculated using the final dollar of each period and net debt and EBITDA are calculated using the average dollar of the period.

CSN continues to be very active in pursuing its strategy of extending debt maturities, with a clear focus on long-term financing. Among the main movements in 1Q25 are the 3rd issuance of debentures by CEEE-G, a subsidiary of the Company, in the amount of R$ 1.2 billion and a total term of 17 years, in addition to the raising of funds and refinancing of some bilateral contracts with amortization flows of up to 3 years. These initiatives contributed to a 66% reduction in the 2025 debt tower.

Amortization Principal Schedule (R$ Million)

¹ IFRS: consider stake in MRS (37.49%).

² Gross Debt/Management Net Debt considers stake in MRS (37.49%), without accrued interest.

3 Average time after completion of the Liability Management Plan.

FX Exposure

As of the end of the first quarter, the cumulative net foreign exchange exposure on the consolidated balance sheet totaled $ 1,021.6 million, as shown in the table below. This is consistent with the Company's policy of minimizing the impact of foreign exchange rate volatility on its results. The Hedge Accounting adopted by CSN correlates the projected flow of exports in dollars with the future maturities of the debt in the same currency. As a result, the exchange rate variation of the debt in dollars is temporarily recorded in equity and is taken to the result when the revenues in dollars from said exports occur.

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1Q25 RESULTS

Investments

In 1Q25, CSN invested R$ 1,127 million, a decrease of 45.2% compared to the previous quarter, in line with lower maintenance-related disbursements and the Company's historical pattern of concentrating investments towards the end of the year. On the other hand, compared to the same period of the previous year, investments increased by 40.5%, reflecting progress in the development of the P15 mining infrastructure, with the start of earthmoving work, in addition to investments related to the maintenance shutdown of blast furnace 2 and general modernization projects at the steel mill UPV.

CAPEX (R$ Million)

Net Working Capital

Net working capital applied to the business was R$ 2,286 million in 1Q25, representing a reduction of 5.2% compared to the previous quarter, reflecting the decrease in accounts receivable due to seasonality, as well as the lower volume of inventories and supplier line.

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1Q25 RESULTS

The calculation of net working capital applied to the business excludes the advance on prepayment contracts, as shown in the table below:

| R$ Millions | 1Q25 | 4Q24 | 1Q25 vs 4Q24 | 1T24 | 1Q25 vs 1Q24 |
|---|---|---|---|---|---|
| **Assets** | **14,351** | **14,975** | **-4.2%** | **14,679** | **-2.2%** |
| **Accounts Recivable** | **2,511** | **2,901** | -13.4% | **2,486** | 1.0% |
| **Inventory [3]** | **9,928** | **10,445** | -4.9% | **9,641** | 3.0% |
| **Taxes to Recover** | **1,314** | **1,142** | 15.1% | **1,880** | -30.1% |
| Taxes to Recover | 1,237 | 1,063 | 16.4% | 1,815 | -31.8% |
| PIS/COFINS credits | 77 | 79 | -2.5% | 65 | 18.5% |
| **Antecipated Expenses** | **459** | **327** | **40.4%** | **369** | **24.4%** |
| **Other Assets NWC [1]** | **139** | **160** | **-13.1%** | **303** | **-54.1%** |
| **Liabilities** | **12,065** | **12,563** | **-4.0%** | **15,536** | **-22.3%** |
| **Suppliers** | **9,613** | **9,829** | -2.2% | **12,868** | -25.3% |
| **Payroll and Related taxes** | **868** | **797** | 8.9% | **801** | 8.4% |
| **Taxes Payable** | **514** | **646** | -20.4% | **647** | -20.6% |
| Advances from Clients | 654 | 512 | 27.7% | 488 | 34.0% |
| **Other Liabilities [2]** | **417** | **779** | -46.5% | **732** | -43.1% |
| **Net Working Capital** | **2,286** | **2,412** | **-5.2%** | **(857)** | **-366.7%** |

¹ Other NWC Assets: Considers advances and other accounts receivable.

² Other NWC Liabilities: Considers other accounts payable, dividends payable, taxes paid in installments and other provisions.

³ Inventories: Does not take into account the effect of the provision for inventory losses. Warehouse stock balances are not taken into account when calculating the SME.

For more information, visit our website: https://ri.csn.com.br/	9

1Q25 RESULTS

Business Segments Results

## STEEL

Usina Presidente Vargas
Porto Real
Paraná
Lusosider
Prada (Distribution and Steel Packing)
Aços Longos (UPV)
SWT
LLC
Metalgráfica

## MINING

Casa de Pedra
Tecar
Engenho
Pires
Fernandinho
ERSA
Quebra-Queixo

## LOGISTICS

Railway: MRS and FTL
Port: Sepetiba Tecon

## ENERGY

CSN Energia
Itasa
CEEE-G

## CEMENT

CIMENTO
CSN

Volta Redonda
Arcos
Alhandra
PCH Sacre
PCH Santa Ana
CSN Cimentos Brasil

### 1Q25 Net Revenue by Segment (R$ Million - before eliminations)

Stell
56.0%
5,384
6,163
6,107
1Q24
4Q24
1Q25
Mining
31.5%
2,823
3,933
3,432
1Q24
4Q24
1Q25
Logistics
7.1%
756
758
771
1Q24
4Q24
1Q25
Energy
1.6%
104
103
178
1Q24
4Q24
1Q25
Cement
10.1%
1,079
1,177
1,102
1Q24
4Q24
1Q25

### 1Q25 Adjusted EBITDA by Segment (R$ Million - before eliminations)

Stell
19.3%
234
656
485
1Q24
4Q24
1Q25
Mining
55.8%
1,114
1,972
1,401
1Q24
4Q24
1Q25
Logistics
14.2%
379
305
355
1Q24
4Q24
1Q25
Energy
3.1%
29
39
79
1Q24
4Q24
1Q25
Cement
9.6%
278
386
241
1Q24
4Q24
1Q25

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1Q25 RESULTS

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1Q25 RESULTS

Steel Results

According to the World Steel Association (WSA), global crude steel production totaled 468.6 million tons (Mt) in 1Q25, a volume virtually stable compared to the same period in 2024, with production in India (+6.8%), China (+0.6%) and Brazil (+2.8%) managing to offset a stronger slowdown seen in Germany (-12.6%), Iran (-12.8%) and Japan (-4.9%).

China, which accounted for 55.3% of global steel production in the quarter, increased its share by 1.9 p.p. compared to 4Q24. This increase reflects a production recovery and inventory replenishment at the beginning of the year. Higher capacity utilization rates were observed at Chinese steel mills, supported by margin recovery and stabilizing domestic consumption. Export volumes also increased early in the year, a development that preceded the broader discussion of trade tariffs late in the quarter. While uncertainties remain regarding the outcome and impact of these trade tensions, the Chinese government still has significant capacity to stimulate the economy and support domestic demand.

In Brazil, steel production remained strong at the beginning of 2025, with 8.5 million tons produced in the first quarter - an annualized growth of 2.8%. This growth was driven by higher demand and apparent steel consumption, supported by the automotive, yellow goods, construction and industrial sectors, as well as inventory replacement activities.

OPERATIONAL AND SALES PERFORMANCE

At CSN, slab production totaled 812,000 tons in 1Q25, down 15.7% from the previous quarter. This performance reflects the seasonally weaker period as well as the scheduled blast furnace maintenance shutdown at the beginning of the quarter. In line with this trend, flat steel production - the Company's core market - reached 775,000 tons in 1Q25, down 10.6% from 4Q24.

Long steel production was 58,000 tons in the quarter, down 12.2% on a sequential basis, but broadly in line with the volumes recorded in the same period of the previous year.

Sales Volume (Kton) - Steel Industry

Total steel sales in 1Q25 amounted to 1,144 thousand tons, a slight reduction of 2.6% compared to the previous quarter, despite the typically lower commercial activity at the beginning of the year. This result underscores the effectiveness of CSN's commercial strategy to take advantage of favorable market conditions. Year-on-year, total sales increased by 5.3%, reflecting robust apparent consumption in the domestic market. Domestic sales amounted to 789 thousand tons, a strong increase of 7.8% compared to 1Q24. This solid performance highlights the resilience of the Brazilian market, which was able to absorb a higher volume of steel even under pressure from imported materials.

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1Q25 RESULTS

Sales to the foreign market, in turn, had an even stronger performance in 1Q25, with sales accounting for 355 thousand tons, in line with 1Q24, but an increase of 18.7% when compared to the previous quarter, with 2 thousand tons being exported directly and 353 thousand tons sold by subsidiaries abroad, being 68 thousand tons by LLC, 195 thousand tons by SWT and 90 thousand tons by Lusosider.

In terms of sales mix, the Automotive segment was the highlight of 1Q25, gaining 2.0 p.p. from the previous quarter and accounting for 14.7% of total sales. This was followed by General Industry and Home Appliances, which grew by 1.2 p.p. and 0.6 p.p., respectively, to reach 17.3% and 10.4% of total volume. In turn, the Civil Construction segment (15.4%) was the segment that lost the most share in sales due to seasonality and greater commercial activity in the other segments. When we compare the total sales volume of 1Q25 with 1Q24, the biggest difference came in the Civil Construction segment, which suffered a 4.0 p.p. reduction in share, while General Industry captured part of this gain.

According to ANFAVEA (National Association of Motor Vehicle Manufacturers), car production reached 583,000 units in 1Q25, up 8.3% from the same period last year. This solid performance was seen across all vehicle types, with the highlight being bus production, which grew 10.5% for the year.

Looking at data from the Brazilian Steel Institute (IABr), crude steel production reached 8.5 million tons in 1Q25, up 2.8% from 1Q24. Apparent consumption was 6.8 Mt, a solid increase of 13.3% y-o-y. In turn, the Steel Industry Confidence Indicator (ICIA) for March was 32.3 points, well below the 50-point threshold, following a steep downward trend in recent months, reflecting growing concerns about the current situation, with the sector being hit by higher import volumes and increased export tariffs to the United States.

According to IBGE data, the cumulative production of household appliances up to the month of February 2025 (the latest data available) recorded an increase of 16.5% compared to the same period last year, maintaining the trend of a strong upturn in the white goods sector after poor performances in 2022 and 2023.

•	Net Revenues in Steel reached R$ 6,107 million in 1Q25, just 0.9% lower than in 4Q24, despite the negative seasonality of the period, characterized by lower sales volumes. This result shows that the price increases implemented were almost sufficient to offset the decline in commercial activity. Compared to 1Q24, net revenues increased by 13.4%, reflecting the improved sales and pricing dynamics observed at the beginning of the year.

•	The average price in 1Q25 reached R$ 5,003/ton, representing a slight increase of 0.3% compared to the previous quarter. This result was driven by a 2.4% increase in the domestic market, reflecting the price adjustments implemented in Brazil at the beginning of the year, which helped to offset the weaker dynamics seen in the foreign market, where the average price decreased by 2.8% during the period.

•	In turn, the Slab Cost in 1Q25 reached R$ 3,515/ton, stable in relation to the previous quarter, with the lower dilution of fixed costs being offset by the drop in the prices of imported raw materials.

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1Q25 RESULTS

•	In 1Q25, Adjusted EBITDA in the Steel Segment reached R$ 485 million, a decrease of 26.1% compared to the previous quarter due to the seasonality of the period. However, EBITDA was 107.2% higher than in 1Q24. The Adjusted EBITDA margin was 7.9%, up 3.6 percentage points year-on-year. This significant improvement in profitability - EBITDA more than doubled year-on-year - reflects the more favorable dynamics observed in the Steel segment since the second half of 2024, driven by a recovery in both volumes and prices. Despite prevailing uncertainties, including increased penetration of imported products and concerns about the sustainability of demand, the segment has delivered solid results so far with positive signs for steel consumption.

Adjusted EBITDA and EBITDA Margin - Steel

Mining Results

1Q25 was marked by a seasonal reduction in supply volumes due to cyclones in Australia at the beginning of the year and increased rainfall in northern Brazil. On the demand side, higher capacity utilization at Chinese steel mills and lower iron ore and steel inventories compared with the end of last year helped to sustain demand and keep prices above US$100/t. In addition, the expectation of the announcement of new economic stimulus packages by the Chinese government and the recovery of inventories before the local new year were also stimuli that helped sustain the price of iron ore throughout the quarter. However, rising trade tensions - following the announcement of new US import tariffs - and expectations of a global GDP slowdown put downward pressure on prices towards the end of the quarter. In this context, the average iron ore price was US$ 103.6/dmt (Platts, Fe62%, N. China), virtually stable compared to 4Q24 (US$ 103.3/dmt), but 16.2% lower than in 1Q24 (US$ 123.6/dmt).

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1Q25 RESULTS

In terms of sea freight, the BCI-C3 route (Tubarão-Qingdao) continued its declining trend, with the average freight rate falling 17.3% to US$ 19.1/t in 1Q25 from US$ 23.1/t in 4Q24. This was mainly due to higher vessel availability following a decline in iron ore production. In addition, CSN has been securing charter agreements (COAs) since late last year to reduce volatility and take advantage of the favorable freight cost environment.

Total Production - Mining (thousand tons)

•	Iron ore production (including third party purchases) reached 10,210 thousand tons in 1Q25, an increase of 11.8% compared to the same period last year, but a decrease of 7.2% compared to 4Q24, mainly due to a reduction in purchased volumes. It is worth noting that despite the most critical rainy season, the company did not experience any major disruptions in its production processes and managed to significantly outperform last year's performance. As a result, CSN remains well positioned and confident to achieve its full year production and purchase guidance of 42 to 43.5 million tons.

Sales Volume - Mining (thousand tons)

•	Sales volume reached 9,640 thousand tons in 1Q25, down 10.2% from 4Q24, in line with seasonal expectations and the preventive maintenance shutdown at the port during the period. However, compared to 1Q24, sales volume increased by 5.4%, setting a new company record for the first quarter. It is also worth noting that despite the maintenance activities during the quarter, 100% of the shipments were made through Tecar.

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1Q25 RESULTS

•	Adjusted Net Revenue in 1Q25 totaled R$ 3,432 million, a decrease of 12.7% compared to the previous quarter, entirely due to seasonality and the impact of rainfall on transported volumes. However, revenue was 21.6% higher than in 1Q24, reflecting both operational improvements and a more favorable exchange rate. Unit Net Revenue was US$ 62.0 per ton in 1Q25, virtually unchanged from both 4Q24 and 1Q24, indicating lower price volatility in the iron ore market during the period.

•	In turn, Cost of Goods Sold for the mining segment was R$ 2,284 million in 1Q25, up 4.1% quarter-on-quarter, mainly due to increased purchases of high-grade iron ore for the domestic market, which incurred higher road transportation costs. C1 cash costs reached US$ 21.0/t in 1Q25, a modest increase of 2.9% from 4Q24 due to lower fixed cost dilution. However, compared to 1Q24, C1 costs decreased by a significant 10.6%, highlighting the Company's growing competitiveness and resilience in the seaborne market.

•	In 1Q25, Adjusted EBITDA reached R$ 1,401 million in 1Q25, with a margin of 40.8%. The lower margin compared to 4Q24 - down 9.3 p.p.- was mainly due to seasonal effects, including lower shipment volumes and lower fixed cost dilution. On the other hand, Adjusted EBITDA increased 25.7% compared to 1Q24, driven by higher volumes, lower C1 costs, reduced quality discounts and lower sea freight rates.

EBITDA RECONCILIATION CHART

Cement Results

According to the National Association of the Cement Industry (SNIC), the real estate market remained strong at the beginning of 2025, with cement sales in Brazil increasing by 5.9% compared to the same period in 2024, to a total of 15.6 million tons. This positive performance was attributed to the improvement in the labor market and solid GDP growth figures, which helped mitigate the negative impact of high interest rates. The dynamics of new housing launches remained robust, with the "Minha Casa, Minha Vida" (My House, My Life) program serving as a key driver of cement consumption.

For CSN, the outlook was equally positive, with sales volumes up 6.2% compared to the same period in 2024 and a slight decline of 1.4% compared to 4Q24, despite fewer working days and the seasonal impact of the rainy season. This performance underscores the effectiveness of the strategy adopted to capitalize on market dynamics by leveraging increasingly efficient logistics models and a comprehensive and differentiated product range.

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1Q25 RESULTS

Sales Volume - Cement (thousand tons)

•	In 1Q25, Net Revenue amounted to R$ 1,102 million, a decrease of 6.4% compared to the previous quarter. This decrease was largely due to the typical seasonality of the period, including fewer working days and higher rainfall, as well as increased price pressure. However, compared to 1Q24, net revenues increased 2.1% supported by higher sales volumes in the period.

•	Cement COGS in 1Q25 decreased by 0.9% compared to the previous quarter, reflecting the seasonality of commercial activity. However, this was partially offset by higher raw material costs. On a year-on-year basis, COGS increased by 0.7%, driven by higher sales volume during the period.

•	As a result, Adjusted EBITDA reached R$ 241 million in 1Q25, a decrease of 37.6% compared to the previous quarter and 13.3% compared to 1Q24. Despite a solid operating result for the period, the lower EBITDA recorded in the quarter was due to a more challenging competitive environment, particularly in terms of pricing, as well as higher raw material costs and lower fixed cost dilution, which limited performance improvement.

Energy Results

Net Revenue reached R$ 178 million in 1Q25, representing a 9.3% increase compared to 4Q24, while Adjusted EBITDA totaled R$ 78.9 million, with an Adjusted EBITDA Margin of 44.2%. This performance reflects a 20.2 p.p. increase in profitability during the period, driven by better prices led by a lower volume of rainfall observed in the Southeast and South regions of the country.

Logistics Results

In 1Q25, the Logistics segment was positively impacted by higher rail shipments, which helped to offset the usual negative seasonality of the period. As a result, Total Net Revenue reached R$ 770.7 million, marking a 1.7% increase compared to the previous quarter. Adjusted EBITDA amounted to R$ 355 million, reflecting a 16.4% increase compared to 4Q24, with an EBITDA margin of 46.1%, which is 5.8 p.p. higher than in the previous quarter.

In Railway Logistics, Net Revenue reached R$ 685 million in 1Q25, with Adjusted EBITDA totaling R$ 321 million, achieving an Adjusted EBITDA Margin of 46.9%. Compared to 4Q24, revenue increased by 2.6%, while Adjusted EBITDA grew by 17.6%.

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1Q25 RESULTS

In Port Logistics, Sepetiba Tecon shipped 248,000 tons of steel products in 1Q25, along with 39,000 containers, 4,000 tons of general cargo, and 99,000 tons of bulk cargo. In comparison with the same period last year, the company saw increased shipments, and as a result, Net Revenue from the port segment grew by 1.7%, reaching R$ 85.6 million. Adjusted EBITDA also saw positive growth, totaling R$ 33.9 million in 1Q25, with an Adjusted EBITDA Margin of 39.6%, reflecting an increase of 7.5 p.p. compared to 1Q24.

ESG – Environmental, Social & Governance

ESG PERFOMANCE –CSN GROUP

Since the beginning of 2023, CSN has adopted a new format for disclosing its ESG actions and performance, making its performance in ESG indicators available on an individualized basis. The new model allows stakeholders to have quarterly access to key results and indicators and to monitor them in an effective and even more agile way. Access can be made through the results center of CSN's IR website: https://ri.csn.com.br/informacoes-financeiras/central-de-resultados/.

The information included in this release has been selected based on its relevance and materiality to the company. Quantitative indicators are presented in comparison with the period that best represents the metric for monitoring them. Thus, some are compared with the same quarter of the previous year, and others with the average of the previous period, ensuring a comparison based on seasonality and periodicity. In addition, it is important to highlight that the ESG Performance Report also incorporates the performance indicators of CSN Cimentos' new assets, acquired in 2022, so that some absolute indicators will undergo significant changes when compared to the previous period.

More detailed historical data on CSN's performance and initiatives can be found in the 2024 Integrated Report, released in April 2025 (https://esg.csn.com.br/nossa-empresa/relatorio-integrado-gri). The review of ESG indicators occurs annually for the closing of the Integrated Report, so the information contained in the quarterly releases is subject to adjustments resulting from this process.

It is also possible to monitor CSN's ESG performance in an agile and transparent manner, on our website, through the following electronic address: https://esg.csn.com.br.

For more information, visit our website: https://ri.csn.com.br/	18

1Q25 RESULTS

Capital Markets

In the first quarter of 2025, CSN shares rose 6.9%, while the Ibovespa rose 8.3%. The average daily volume (CSNA3) traded on B3 was R$123.2 million in 1Q25. On the New York Stock Exchange (NYSE), the company's American Depositary Receipts (ADRs) rose 16.0% in 1Q25, while the Dow Jones Index fell 1.3%. The average daily trading volume of the ADRs (SID) on the NYSE in 1Q25 was US$3.5 million.

1Q25
No. of shares in thousands	1,326,094
Closing Price (R$/share)	9.47
Closing Price (US$/ADR)	1.67
Market Value (R$ million)	12,558
Market Value (US$ million)	1,190
CSNA3 (BRL)	6.9%
SID (USD)	16.0%
Ibovespa (BRL)	8.3%
Dow Jones (USD)	-1.6%
Daily average (thousand shares)	14,136
Daily average (R$ thousand)	123,202
Daily average (thousand ADRs)	2,255
Daily average (US$ thousand)	3,474
Source: Bloomberg

Earnings Conference Call:

1Q25 Results Presentation Webcast	Investor Relations Team
Conference call in Portuguese with simultaneous translation into English	Antonio Marco Campos Rabello - CFO and IR Executive
May 9th, 2025	Pedro Gomes de Souza (pedro.gs@csn.com.br)
11:30 a.m. (Brasília time)	Mayra Favero Celleguin
10:30 a.m. (New York time)	(mayra.celleguin@csn.com.br)
Webinar: clique aqui

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These outlooks include future results that may be influenced by historical results and by the statements made under 'Outlook'. Actual results, performance and events may differ materially from the assumptions and outlook and involve risks such as: general and economic conditions in Brazil and other countries; interest rate and exchange rate levels; protectionist measures in the US, Brazil and other countries; changes in laws and regulations; and general competitive factors (on a global, regional or national basis).

For more information, visit our website: https://ri.csn.com.br/	19

1Q25 RESULTS

For more information, visit our website: https://ri.csn.com.br/	20

1Q25 RESULTS

For more information, visit our website: https://ri.csn.com.br/	21

1Q25 RESULTS

For more information, visit our website: https://ri.csn.com.br/	22
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 8, 2025

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.